UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated October 13, 2015: DryShips Inc. Announces Listing Transfer to Nasdaq Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: October 13, 2015	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES LISTING TRANSFER TO

NASDAQ CAPITAL MARKET

ATHENS, GREECE — October 13, 2015 - DryShips Inc.  (NASDAQ:DRYS)  (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes, and through its affiliate, Ocean Rig UDW Inc., of off-shore contract drilling oil services, announced today that it received a positive determination from the Nasdaq Stock Market granting approval of the Company's request to transfer its listing to the Nasdaq Capital Market from the Nasdaq Global Select Market.

The Company's securities will begin trading on the Nasdaq Capital Market effective at the start of trading on Tuesday, October 13, 2015. The Company's shares will continue to trade on Nasdaq under the symbol "DRYS." The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market, and listed companies must meet certain financial requirements and comply with Nasdaq's corporate governance requirements.

As previously reported, DryShips was notified by Nasdaq on April 13, 2015, that it no longer satisfied the minimum bid price requirement for continued listing of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1). In anticipation of not meeting the minimum bid price requirement by October 12, 2015, the end of its initial 180-day grace period, the Company applied to transfer the listing of its stock to the Nasdaq Capital Market. As a result of the transfer to the Capital Market, the Company is being afforded an additional 180-day grace period to regain compliance with the Nasdaq's minimum bid price requirement. In order to regain compliance, the minimum bid price per share of the Company's common stock must be at least $1.00 for at least ten consecutive business days during the additional 180-day grace period, which will end on April 11, 2016. If the Company fails to regain compliance during this grace period, the Company's common stock will be subject to delisting by Nasdaq. The Company has provided written notice of its intention to cure the minimum bid price deficiency during the second grace period by effecting a reverse stock split, if necessary.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers that operate worldwide. Dryships also has an affiliate Ocean Rig UDW Inc., an offshore deepwater drilling services company, which owns and operates 13 offshore ultra deepwater drilling units, comprised of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2017, 1 of which is scheduled to be delivered during 2018 and 1 of which is scheduled to be delivered during 2019.  DryShips owns a fleet of 36 drybulk carriers, comprising 10 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 3.7 million tons.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. The U.S. Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements relate to our ability to effectuate a reverse stock split, the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission.

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com